SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2015	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2015 FOURTH QUARTER/ YEAR-END RESULTS

-- Net Income Up 93 Percent For The Year--

HONG KONG —June 30, 2015 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2015, reflecting a sharp increase in profitability on a year-over-year basis and solid financial strength for the quarter and full year.

Net income for the fiscal fourth quarter increased 11 percent to $161,000, or $0.04 per diluted share, from $145,000, or $0.04 per diluted share, in the same quarter a year ago. Net sales for the same period were $4.9 million compared with $5.4 million a year ago.

Net income for fiscal 2015 increased 93 percent to $1.1 million, or $0.30 per diluted share, from $596,000, or $0.16 per diluted share, in fiscal 2014. Net sales for fiscal 2015 were $22.4 million compared with $22.9 million a year ago, reflecting a previously announced planned phase out of certain low margin business during fiscal 2015.

Operating income for fiscal 2015 increased sharply to $1.3 million from $793,000 a year earlier.

“Results for fiscal 2015 reflect solid improvement in operational profitability, attributable to price increases, a reduction in low-margin business and the benefits of the company’s continued focus on streamlining its OEM business,” said Roland Kohl, chairman, president and chief executive officer.

He highlighted the company’s purchase in the fiscal fourth quarter of an additional 50 percent ownership interest in a Myanmar entity that operates an approximately 15,000 sq. ft. manufacturing and assembly factory in Yangon, Myanmar, that Highway Holdings has utilized for more than two years under a subcontracting arrangement. As a result of the purchase of the additional interest, the company now has a total current ownership position of 75 percent.

“Our goal in the new fiscal year is to further utilize Myanmar for labor-intensive assembly of parts and components, which enables us to offer cost-effective and competitive benefits to our customers. These cost savings are expected to support organic growth and new business opportunities,” Kohl said. He noted that OE manufacturing in China continues to be challenging due to increasing labor and operational costs, and Myanmar is expected to become increasingly important to the company’s future success.

(more)

Highway Holdings Ltd.

Gross profit as a percentage of net sales increased in fiscal 2015 to 25.6 percent from 23.8 percent a year earlier, attributable to higher margin product sales and improved pricing – despite higher labor costs and increased costs of operating in China. Gross margins also increased as a result of the lower cost of assembly on the products assembled in Myanmar.

Selling, general and administrative expenses decreased for the full year compared with a year ago. Selling, general and administrative expenses as a percentage of net sales decreased to 19.9 percent in fiscal 2015 from 20.3 percent in fiscal 2014, primarily due to streamlining initiatives and improved operating efficiencies.

Currency exchange rates negatively affected the company’s net income for fiscal 2015. The company realized a currency exchange loss of $125,000 compared with a currency exchange loss of $31,000 a year ago, mainly due to weakness of the Euro and the weakening of the RMB. The company traditionally does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong, despite three dividend distributions in fiscal 2015 -- representing an aggregate $0.20 per share. Total current assets at March 31, 2015 were $15.8 million, with working capital of $11 million and a current ratio of 3.3:1. Total cash was $9.7 million, or $2.60 per diluted share, exceeding all current and long term liabilities combined by $5 million. Kohl noted that the company’s cash position increased by $3.7 million over the prior year -- due primarily to the phase out of certain low-margin business, which reduced inventory and accounts receivable and contributed to increased profitability for the fiscal year.

Kohl highlighted the company’s total shareholders’ equity of $12.2 million at March 31, 2015 -- representing approximately $3.22 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, with manufacturing and assembly facilities located in Shenzhen in the People’s Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, ( Audited )

	2015	2014	2015	2014

Net sales	$4,887	$5,393	$22,373	$22,936
Cost of sales	3,394	3,754	16,656	17,484
Gross profit	1,493	1,639	5,717	5,452
Selling, general and administrative expenses	1,299	1,409	4,446	4,659

Operating income	194	230	1,271	793

Non-operating items
Interest expenses	-	-	-	(1)
Exchange (loss) gain, net	(73)	(59)	(125)	(31)
Interest income	7	4	18	17
Gain on disposal of Asset	-	-	110	(23)
Other income	1	(58)	3	12

Total non-operating income	(65)	(113)	6	(26)

Share of profits (loss) of equity investee	(7)	-	-	-
Income before income tax and non-controlling Interest	122	117	1,277	767
Income taxes credit (expense)	33	28	(134)	(172)
Net Income before non-controlling interests	155	145	1,143	595
Less : Net loss attributable to non-controlling Interests	(6)	-	(7)	(1)
Net Income attributable to Highway Holdings Limited shareholders	$161	$145	$1,150	$596

Net Income per share:
Basic	$0.04	$0.04	$0.30	$0.16
Diluted	$0.04	$0.04	$0.30	$0.16

Weighted average number of shares outstanding:
Basic	3,787	3,779	3,787	3,779
Diluted	3,795	3,789	3,795	3,789

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2015	2014
Current assets:
Cash and cash equivalents	$9,727	$5,416
Restricted cash	--	643
Accounts receivable, net of doubtful accounts	2,943	3,157
Inventories	2,081	3,700
Amount due from an equity method investee	--	--
Prepaid expenses and other current assets	987	1,044
Total current assets	15,738	13,960

Property, plant and equipment, (net)	1,094	1,213
Goodwill	77	--
Long-term deposits	78	167
Loan receivable	--	436
Total assets	16,987	$15,776

Current liabilities:
Accounts payable	$1,579	$1,577
Long-term loans-current portion	-	-
Accrual expenses and other liabilities	2,429	1,730
Income tax payable	334	279
Dividend payable	380	-
Total current liabilities	4,722	3,586
Deferred income taxes	32	44
Total liabilities	4,754	3,630

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,340
Retained earnings	782	770
Treasury shares, at cost – 5,049 shares as of March 31, 2015 and 2014	(14)	(14)
Accumulated other comprehensive income	8	7
Total Highway Holdings Limited shareholders' equity	12,184	12,141
Non-controlling interest	49	5
Total Equity	12,233	12,146
Total liabilities and shareholders' equity	$16,987	$15,776